                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

    The Goldman Sachs Group, Inc.
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   (Last)                           (First)             (Middle)

    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    VoiceStream Wireless Corporation
    (VSTR)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    February/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


                          Former 10% Owner
               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   2/17/00  |   P    |   |      4,866    | A   | $154.50  |              |  01,03  |   01,03  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   2/17/00  |   P    |   |        600    | A   | $151.25  |              |  01,03  |   01,03  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   2/25/00  |   D(02)| V |         03    | D   |    02    |     -0-      |    03   |     03   |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================
              |        |        |       |               |                 |                       |        |9.       |10.   |      |
              |        |        |       |               |                 |                       |        |Number   |Owner-|      |
              |        |        |       |               |                 |                       |        |of       |ship  |      |
              |2.      |        |       |               |                 |                       |        |Deriv-   |of    |      |
              |Conver- |        |       | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
              |sion    |        |       | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
              |or      |        |       | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
              |Exer-   |        |4.     | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
              |cise    |3.      |Trans- | Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
              |Price   |Trans-  |action | or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.            |of      |action  |Code   | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of      |Deriv-  |Date    |(Instr | (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative    |ative   |(Month/ |8)     | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security      |Secur-  |Day/    |------ | ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)    |ity     |Year)   |Code |V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option  |        |        |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy)| $11.32 | 2/25/00|D(02)|V|       |  939  |   04   |  04    |Common Stock |   939   |   02   |   -0-   |03,04 |03,04 |
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Stock Option  |        |        |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy)| $9.25  | 2/25/00|D(02)|V|       |  250  | Immed. | 1/1/08 |Common Stock |   250   |   02   |   -0-   |03,05 |03,05 |
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Stock Option  |        |        |     | |       |       |        |        |             |         |        |         |      |      |
(right to buy)| $9.25  | 2/25/00|D(02)|V|       |  704  |   06   | 1/1/08 |Common Stock |   704   |   02   |   -0-   |03,06 |03,06 |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.L.C. ("GS Advisors"), Stone Street Fund 1992, L.P. ("Stone Street"), Bridge Street Fund 1992, L.P. ("Bridge Street" and, together with GSCP and Stone Street, the "Limited Partnerships"), Stone Street 1992, L.L.C. ("Stone 1992 LLC"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with GSCP, GS Advisors, Stone Street, Bridge Street, Stone 1992 LLC and Goldman Sachs, the "Reporting Persons"). The principal business address of each of the Reporting Persons is 85 Broad Street, New York, New York 10004.

Explanation of Responses:

01: The securities reported herein as purchased were purchased and may be deemed to be beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

02: On February 25, 2000, VoiceStream Wireless Corporation, a Washington corporation ("VS Washington"), merged with a wholly-owned subsidiary of VoiceStream Wireless Holding Corporation, which is a Delaware corporation that was itself wholly owned by VS Washington, and its shares were exchanged for shares of VoiceStream Wireless Holding Corporation ("Holding Corporation") on a one for one basis (the "Merger"). Immediately after the Merger, Holding
Corporation changed its name to VoiceStream Wireless Corporation ("VS Delaware"). The market value of Holding Corporation on the effective date of the Merger was $140.4375 per share. Outstanding and unexercised options to purchase VS Washington common stock were assumed by Holding Corporation and converted into an option to purchase an equal amount of shares of Holding Corporation common stock. The terms and conditions of the original options remain unchanged.

03: Pursuant to the Merger, Goldman Sachs may be deemed to have disposed of 7,066 shares of VS Washington common stock in exchange for 7,066 shares of Holding Corporation common stock. These securities may be deemed to have been beneficially owned directly by Goldman Sachs and may be deemed to have been beneficially owned indirectly by GS Group.

GS Group may be deemed to have disposed of 68,821 shares of VS Washington common stock in exchange for 68,821 shares of Holding Corporation common stock.

GSCP may be deemed to have disposed of 8,986,738 shares of VS Washington common stock in exchange for 8,986,738 shares of Holding Corporation common stock. These securities may be deemed to have been beneficially owned directly by GSCP and may be deemed to have been beneficially owned indirectly by its general partner, GS Advisors. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street may be deemed to have disposed of 470,401 shares of VS Washington common stock in exchange for 470,401 shares of Holding Corporation common stock. These securities may be deemed to have been beneficially owned directly by Stone Street and may be deemed to have been beneficially owned indirectly by its general partner, Stone 1992 LLC. Stone 1992 LLC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street may be deemed to have disposed of 273,069 shares of VS Washington common stock in exchange for 273,069 shares of Holding Corporation common stock. These securities may be deemed to have been beneficially owned directly by Bridge Street and may be deemed to have been beneficially owned indirectly by its managing general partner, Stone 1992 LLC. Stone 1992 LLC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Affiliates of Goldman Sachs and GS Group are the general partner or managing general partner of the Limited Partnerships. Goldman Sachs is the investment manager of GSCP. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. The Reporting Persons, other than Goldman Sachs and GS Group, disclaim beneficial ownership of the securities acquired or disposed of directly by Goldman Sachs or GS Group. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities disposed of by the Limited Partnerships except to the extent of their pecuniary interest therein.

04: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan to a managing director of Goldman Sachs, in his capacity as a director of the Issuer. That managing director has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. The options are exercisable in four equal annual installments beginning January 1, 2000.

05: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan in connection with Western Wireless Corporation's spin-off of the shares of common stock of VoiceStream Wireless Corporation owned by it to the holders of Class A common stock and Class B common stock of Western Wireless Corporation ("Spin-Off"), in respect of vested options granted to a managing director of Goldman Sachs in his capacity as a director of Western Wireless Corporation. That managing director also serves as a director of the Company. That managing director has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group.

06: These options were granted pursuant to the VoiceStream Wireless Corporation 1999 Management Incentive Stock Option Plan in connection with the Spin-Off in respect of unvested options granted to a managing director of Goldman Sachs in his capacity as a director of Western Wireless Corporation. That managing director also serves as a director of the Company. That managing director has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. These options vest in 3 equal annual installments, beginning January 1, 2000.


**Signatures:

GOLDMAN, SACHS & CO.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact



THE GOLDMAN SACHS GROUP, INC.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact



GS CAPITAL PARTNERS, L.P.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact



GS ADVISORS, L.L.C.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact



STONE STREET FUND 1992, L.P.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact



BRIDGE STREET FUND 1992, L.P.


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


Stone Street 1992 LLC


By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


Date:     March 13, 2000


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.




                                POWER OF ATTORNEY



KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 31, 2000.


GS CAPITAL PARTNERS, L.P.

By: GS ADVISORS, L.L.C.



By:  s/ Kaca B. Enquist
     ---------------------------------
     KACA B. ENQUIST, Vice President

                                POWER OF ATTORNEY



KNOW ALL PERSONS BY THESE PRESENTS that GS ADVISORS, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of February 1, 2000.


GS ADVISORS, L.L.C.



By:  s/ Kaca B. Enquist
     ----------------------------------
     KACA B. ENQUIST,  Vice President